

Mail Stop 7010

February 29, 2008

via U.S. mail and facsimile

William W. Priest, Chief Executive Officer
Epoch Holding Corporation
640 Fifth Avenue
New York, NY 10019

>   **RE:**   **Epoch Holding Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2007**
>   **Filed September 13, 2007**
>   **File No. 001-09728**

Dear Mr. Priest:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Operations and Products, page 4

1. Tabular disclosure on page 5 presents each product's composite returns "before management fees." Please also disclose in future filings each product's returns after management fees.

2. Please clarify in future filings whether the tabular disclosure on page 6 showing each of Epoch-sponsored mutual funds performance and return as measured against their applicable benchmarks represents returns on a "gross" basis or a "net" basis. If the disclosure represents returns on a gross basis, in future filings please also include the returns on a net basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3. We note the risk factor disclosure on page 11 of your Form 10-K that "The Company's revenue is particularly sensitive to fluctuations in the Company's AUM. Asset management fees are often based on AUM as of the end of a quarter or month. As a result, a reduction in assets at the end of a quarter or month (as a result of market depreciation, withdrawals or otherwise) will result in a decrease in management fees." We also note the disclosure that fee income may also be calculated based on daily net asset values (page 5). The existing MD&A disclosures address quarter-end fluctuations in AUM. However, the disclosures do not clearly inform readers about the extent to which average daily AUM has fluctuated both during and between the periods presented. With a view towards expanded disclosures in future filings, please tell us, for each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, what the average daily AUM was for the funds where your fees are calculated based on daily net asset values. Please also quantify the fee income recognized each quarter on these funds. If a material amount of fees are earned based on daily AUM, then it would appear that the variances in such fee income could be more clearly explained in MD&A by referencing the corresponding changes in average daily AUM instead of quarter-end AUM. See Section 501.12.b.1 of the Financial Reporting Codification.

4. Further, please tell us, for each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, what the combined daily average AUM was for all funds. If this data reflects any material differences from the quarter-ending AUM balances highlighted in the corresponding Form 10-Q's, then it would appear that expanded disclosure in future filings would clarify for readers the extent to which revenues have historically been materially impacted by activity occurring at or near the end of the quarter. It would appear that such disclosure is necessary for readers to fully understand the inherent risk. In this regard, the risk factor disclosure advises that such a material impact is possible, but it is not clear whether such a material

impact has actually occurred in any of the periods presented. At a minimum, it would appear that the risk factor and/or MD&A should clarify for readers the extent to which quarter-end activity has had a material positive or adverse impact on quarterly or annual operating results. Further, any material changes in the relationship between average daily AUM and quarter-ending AUM during the periods presented should be disclosed and the implications clearly explained. See Section 501.12.b.4 of the Financial Reporting Codification.

Disclosure Controls and Procedures, page 43

5. In future Form 10-K filings, please disclose your evaluation for the fiscal year ended rather than for the quarter as currently presented.

Signatures

6. Epoch's controller or principal accounting officer also must sign the Form 10-K. Where one person occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, he must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) of General Instruction D(2) of Form 10-K, and revise in future filings.

Definitive 14A filed October 29, 2007

Proposal 1 – Election of Directors, page 10

7. Describe briefly in future filings in the biographical paragraphs of Messrs. William W. Priest, Enrique R. Arzac, and Peter A. Flaherty their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Benchmarking Against Our Peer Group, page 19

8. Please identify in future filings each company included in Epoch's peer group.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551-3728 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief